UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

Jason Industries, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

471172106

(CUSIP Number)

June 30, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74876Y101	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Saw Mill Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 1,193,583
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 1,193,583
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,193,583
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 74876Y101	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Saw Mill Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 1,183,438
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 1,183,438
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,193,583
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 74876Y101	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Saw Mill Capital Investors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 10,145
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 10,145
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,193,583
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 74876Y101	13G	Page 5 of 9 Pages

Item 1(a)	Name of Issuer:

Jason Industries, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

411 East Wisconsin Avenue, Suite 2100

Milwaukee, WI 53202

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons (together, the “Reporting Persons”) pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”):

•	Saw Mill Capital LLC;

•	Saw Mill Capital Partners, LP; and

•	Saw Mill Capital Investors, LP.

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13G as Exhibit A attached hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 555 Pleasantville, Road, South Building, Suite 220, Briarcliff Manor, NY 10510.

Item 2(c)	Citizenship:

•	Saw Mill Capital LLC, a Delaware limited liability company

•	Saw Mill Capital Partners, LP, a Delaware limited partnership

•	Saw Mill Capital Investors, LP, a Delaware limited partnership

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share.

Item 2(e)	CUSIP Number.:

471172106

Item 3	Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c)::

Not applicable

CUSIP No. 74876Y101	13G	Page 6 of 9 Pages

Item 4	Ownership:

(a) Amount beneficially owned:

1,193,583 shares of JPHI Holding Inc. (“JPHI”), a subsidiary of the Issuer, exchangeable at any time at the option of the holder into the same number of shares of the Issuer’s Common Stock. 1,183,438 shares of JPHI are held directly by Saw Mill Capital Partners, LP and 10,145 shares of JPHI are held directly by Saw Mill Capital Investors, LP.

(b) Percent of class:

5.1% with respect to Saw Mill Capital Partners, LP and less than 1% with respect to Saw Mill Capital Investors, LP.

(c) Number of shares as to which such person has:

(i)	sole power to vote or direct to vote: 0

(ii)	shared power to vote or to direct to vote: 1,183,438 with respect to Saw Mill Capital Partners, LP and 10,145 with respect to Saw Mill Capital Investors, L.P.

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 1,183,438 with respect to Saw Mill Capital Partners, LP and 10,145 with respect to Saw Mill Capital Investors, L.P.

Pursuant to Rule 13d-5(b)(1) under the Exchange Act, the Reporting Persons may be deemed as a group to have beneficial ownership of 1,193,583 shares of Common Stock, the aggregate number of shares of Common Stock held by the Reporting Persons, representing approximately 5.1% of the outstanding Common Stock as of date of the filing of this Schedule 13G. All of the percentages calculated in this Schedule 13G are based upon an aggregate of 21,990,666 shares of Common Stock outstanding as of June 30, 2014, as reported on the Issuer’s Current Report on Form 8-K filed on July 7, 2014. Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

CUSIP No. 74876Y101	13G	Page 7 of 9 Pages

Item 8	Identification and Classification of Members of the Group:

See Item 4(a) above.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2014

Saw Mill Capital LLC

By:	/s/ Howard Unger
Name: Howard Unger
Title: Member and Authorized Person

Saw Mill Capital Partners, LP
By:	Saw Mill Capital Associates GP LLC
Its:	General Partner

By:	/s/ Howard Unger
Name: Howard Unger
Title: Managing Member

Saw Mill Capital Investors, LP
By:	Saw Mill Capital Associates GP LLC
Its:	General Partner

By:	/s/ Howard Unger
Name: Howard Unger
Title: Managing Member

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: September 16, 2014

Saw Mill Capital LLC

By:	/s/ Howard Unger
Name: Howard Unger
Title: Member and Authorized Person

Saw Mill Capital Partners, LP
By:	Saw Mill Capital Associates GP LLC
Its:	General Partner

By:	/s/ Howard Unger
Name: Howard Unger
Title: Managing Member

Saw Mill Capital Investors, LP
By:	Saw Mill Capital Associates GP LLC
Its:	General Partner

By:	/s/ Howard Unger
Name: Howard Unger
Title: Managing Member